                                                             FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        Washington, D.C. 20549

                                                       Report of Foreign Issuer

                                                 Pursuant to Rule 13a-16 or 15d-16 of
                                                  the Securities Exchange Act of 1934

                                        For: 21 May 2003

                                                              Transco plc
                                                              1-3 Strand
                                                            London WC2N 5EH
                                                                ENGLAND
                                               (Address of principal executive offices)

 The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                               SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                              Transco plc

                                       s/David C. Forward
Date: 21 May 2003                  By: __________________
                                      (D. C. Forward)
                                      Authorised Signatory

                                                 ANNEX 1 - Copy Announcements as sent

                                                               FORM 6-K

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                         Washington D.C. 20549

                                                       Report of Foreign Issuer

                                               Pursuant to Rule 13a - 16 or 15d - 16 of
                                                  The Securities Exchange Act of 1934

                                              Announcement to the London Stock Exchange
                                                           For 21st May 2003

                                    Transco plc
                                    1-3 Strand
                                    London
                                    WC2N 5EH
                                    United Kingdom

---------------------------------------------------------------------------------------------------------------------------------------

Announcement:

(Annual Results of the Group's Ultimate Holding Company, National Grid Transco plc (NGT), which NGT has separately submitted on its own Form 6K of 21 May 2003)

'National Grid Transco plc - Results for the year ended 31 March 2003'

National Grid Transco
2002/03 Final Results
--------------------------------------------------------------------------------------------------------------------------------

Embargoed until 0700 21 May 2003

                                                       National Grid Transco plc
                                               Results for the year ended 31 March 2003

                                               Strong Results and Successful Integration

-        Strong operating performance from all businesses, including first full year contribution from the New York operation
-        National Grid and Lattice annual merger savings target increased to at least £135m
-        Delivered real controllable cost reductions across Group of over £140m
-        Dividend increased by 7.2% to 17.20p per ordinary share for full year

------------------------------------------------------------------------------------------------------------------------------
                                                    Financial highlights

                                            2002/3 (£m)          2001/2 (£m)           Change %

Group Turnover                              9,400                     7,554                      24%
Dividend per Share                          17.20p                    16.04p *                   7.2%
Business Results **
Underlying operating profit                 2,185                     1,783                      23%
Underlying pre-tax profit                   1,246                     1,126                      11%
Underlying earnings per share               28.3p                     30.8p                      (8%)
Underlying operating cashflow               3,154                     2,394                      32%
Statutory Results
Operating profit                            1,736                     359                        384%
Pre-tax profit/(loss)                       667                       (284)                      N/A
Earnings/(loss) per share                   12.7p                     (11.3)p                    N/A
Operating cashflow                          2,826                     2,291                      23%

------------------------------------------- ------------------------- -------------------------- -----------------------------

---------------------------------------------------------------------------------------------------------------------------------------
In accordance  with UK GAAP, the merger between  National Grid Group plc  ("National  Grid") and Lattice Group plc  ("Lattice") to form
National Grid Transco plc ("National Grid Transco," "NGT" or "the Group"), which was completed on 21 October 2002, has been accounted for using merger accounting principles.  As a consequence, the results of the merged entity are presented as if the Group had been in existence for each of the financial years presented.

* The dividend for 2001/2 is National Grid's dividend for that year.

** Business Results is the primary measure used by management and is presented before goodwill  amortisation  and exceptional  items.
Management believes that exclusion of these items provides a better comparison of results for the periods presented. Unless otherwise stated, all financial commentaries in this Statement are on a business results basis and are preceded by the prefix "underlying".
Reconciliations of these measures to statutory measures are provided in the Group Profit and Loss Account, notes 5a and 5b and the
Group Cash Flow Statement.

Sir John Parker, Chairman of National Grid Transco, said:

"This is a strong set of results building on the progress reported at the half year."

"In our first year as National Grid Transco, we have made excellent  progress across the Group with good growth in operating profit.
Integration is already ahead of plan and our businesses are ahead of targets for controllable costs and merger savings.  These results are achieved whilst maintaining our solid record of delivering energy safely, efficiently and reliably."

"Reflecting the Group's strength and prospects, we are recommending a final dividend of 10.34p per share, bringing our full year dividend to 17.20p per share ($0.8396 per ADR).  Looking ahead, we have the management strength, skills and market position to enable us to continue to deliver strong results and growth in shareholder value."

NATIONAL GRID TRANSCO plc

Financial information has been provided for the main NGT business segments.  As reported in our half year results, we have taken the opportunity of the merger and the first full contribution  from  Niagara Mohawk to review how best to segment our results and have adopted  both a geographical and functional split.  We have included additional data on the Investors' section of our  website
(www.ngtgroup.com) to allow the reconciliation of operating profit against the main elements of the previous National Grid and Lattice segments.

Turnover increased by 24%, from £7.6 billion to £9.4 billion, predominantly as a result of the full year  contribution  from the New
York operation (Niagara Mohawk) of National Grid USA, which joined the Group on 31 January 2002.

Underlying operating profit for the year increased 23% to £2,185m, representing strong performances from all our regulated operations in the UK and US, but primarily due to the first full-year contribution from the New York operation.

The replacement expenditure ("repex") of UK gas mains totalled £405m in the year. This is fully expensed for accounting  purposes and tax deductible. However, for regulatory  purposes, half the costs are allowed to be recovered in current revenues and half are added to the regulatory asset base upon which we receive a continuing return over the asset life. Were regulatory treatment  consistent with the Group's accounting, this would increase earnings per share in the short term.

The impact of the weakened US dollar reduced underlying operating profit by around £34m.  This analysis excludes  ten months of
Niagara Mohawk operating profit since there are no comparable figures for the prior year.

The impact on current year earnings as a result of the weakened US dollar was largely  neutral due to the benefits  associated with the lower sterling cost of dollar-denominated interest, exceptional items, goodwill amortisation and tax charges.

Underlying net interest was £939m, up £282m from last year, principally due to the inclusion of Niagara  Mohawk-related  debt.
Underlying EBIT interest cover was 2.3 times, compared to 2.7 last year. (The statutory interest cover was 1.7 times,  compared to
0.6 times last year.)

Underlying profit before tax for the year was up 11% from £1,126m to £1,246m.

The  underlying tax charge on the profit for the year was £373m, up £122m from last year and representing  an effective  tax rate of
29.9% (before goodwill  amortisation and exceptional items).  There were no releases of prior year tax provisions during the year (£73m of releases last year.)  Consistent with Financial  Reporting  Standard (FRS) 19, the charge includes full provision for deferred tax on an undiscounted basis.

Underlying earnings were £870m, as compared to £873m last year.

Underlying earnings per share were 28.3p, down from 30.8p last year, largely due to last year's benefit of releasing tax provisions.

Underlying  cash flow from  operations for the year was £3.2 billion, up 32% from last year, largely as a result of the contribution from the New York operation.

Capital expenditure, including capitalised interest, decreased by £0.3 billion to £1.5 billion, primarily due to reduced spend on businesses now treated as discontinued.

As expected,  there were  substantial  net exceptional  charges which totalled £477m before tax and minority interest (£377m after tax and minority  interest).  Most of these  exceptional  items were  reported in our half-year  results  announcement.  After  exceptional charges and goodwill amortisation, basic earnings per share were 12.7p, 24.0p higher than last year. The exceptional items comprise:

-        Restructuring  costs related to cost reduction  programmes of £209m (£165m after tax), including £100m for Transco, £24m for
         UK electricity, £34m for US energy operations, and £51m for other businesses;
-        Merger related costs of £184m (£147m after tax), including £105m of restructuring charges to secure integration savings;
-        £191m (£166m after tax) to write down fully the carrying value of telecom assets held by 186k and to provide for the sale of the business and the closure of any residual interests;
-        Net credits of £104m (£96m after tax and minority  interest),  primarily  relating to the release of provisions  reversing the
         Group's share of retained losses incurred by joint ventures during the year; and
-        Gains on property sales of £48m (£50m after tax), offset by losses on the sale of The Leasing Group of £45m (£45m post tax).

Group net debt fell £0.4 billion from 31 March 2002 to £13.9 billion at 31 March 2003.

Pensions

FRS 17 has not yet been  implemented  and the 2003  accounts have been prepared  under SSAP 24.  However, as announced in our year-end trading statement in March, we suspended  the  recognition  of the SSAP 24 non-cash UK pension surplus credits with effect from 1
October 2002.  This reduced profit before tax by £31m as compared with the ongoing  recognition of such credits.  At 31 March 2003, the FRS 17 deficit  (net of deferred tax) in respect of pension obligations for the Lattice scheme was £1,217m and for the UK operations of National Grid was £303m.  The next actuarial valuations will be carried out as at 31 March 2003 for the Lattice scheme and as at 31 March 2004 for the National Grid scheme.  It will be the outcome of these valuations that will determine any change in future cash contributions.

The US operations  had a net FRS 17 deficit in respect of pension and other post-retirement benefit obligations at 31 March 2003 of
£742m, of which 60% relates to New York.

As an indication of the volatility of FRS 17, the movement of the market value of scheme assets in April 2003 would have reduced the overall Group deficit (net of tax) by almost £300m.

Final dividend

The Board is recommending a final dividend of 10.34p per ordinary share to be paid on 20 August to shareholders on the register on 30
May.  This brings the total dividend for the year to 17.20p per ordinary share, a 7.2% nominal increase compared with last year's
National Grid  payment.  This is in line with our aim to increase dividends per share expressed in sterling by 5% in real terms in each financial year to 31 March 2006.  This dividend per share is covered 1.6 times by underlying earnings per share (0.7 times on a statutory basis).

The recommended final dividend for ADS holders is $0.8396 per ADS.  The ADS dividend will be paid on 20 August to ADS holders of record on 30 May.

REVIEW OF OPERATIONS

BUSINESS OVERVIEW

Last month we announced important Board-level management changes.  Steve  Holliday has taken on responsibility for our UK gas distribution and business services operations.  Nick  Winser has joined the Board and is responsible for US and UK transmission operations.  In addition to his current responsibility for our non-regulated  businesses, Edward Astle has assumed responsibility for business development.  Rick Sergel retains responsibility for our US distribution business.

Safety continues to be paramount for us.  We reduced the number of lost time incidents across our businesses by up to 46% and continue to focus our efforts on ensuring our employees, those who work on our sites, and the general public are not put at risk.

Each of our businesses continues to deliver aggressive cost-cutting and improved efficiency and we have delivered over £140m in real savings this year alone.  We continue to deliver significant outperformance in the UK electricity business, where the goal is to reduce  transmission owner controllable costs by 30% in real terms by March 2006, and to date have achieved real reductions of 22%.
In our UK gas business, we met the first-year target to reduce operating costs to the level assumed by Ofgem.  This was a reduction of 6.3% in real terms, and we remain confident of outperforming over the 5-year price control period.  In the US, we aim to reduce controllable costs by 20% in real terms by March 2005.  We have already achieved a reduction of 6.5% and have delivered over half of the merger integration savings ahead of schedule.

The Group has made good progress in securing the savings related to the National Grid and Lattice merger.  The two previous London headquarters were brought together on the day we completed the merger, and we are in the process of moving the majority of our UK business services staff to our new operational centre in Warwick.

The combined gas and electricity  transmission  businesses have identified savings and efficiencies above our original targets.  We are now confident of achieving at least £135m annualised synergy savings, the great majority of which will be achieved by March 2004.

UK GAS DISTRIBUTION

Underlying  operating  profit from UK gas distribution  rose by £6m to £554m,  primarily  due to lower  controllable  costs (£26m) and increased external income (£29m),  partially offset by the planned £37m increase in repex and a £9m increase in  depreciation.  Repex totalled £405m in the year.  Our  performance under the new repex incentive mechanism has been encouraging, and we have earned an estimated £15m in the first year.

With a real reduction in controllable costs, we met our target to achieve the regulatory allowance by March 2003 for the gas business and are on track to outperform over the remaining 4 years of the price control period.

Our safety and reliability  performance  remains high. We met the required timescales of the Health and Safety  Executive (HSE) for the decommissioning over 2 years of some 2,400  kilometres of medium pressure ductile iron (MPDI) mains.  We also achieved our targets under the long-term programme to replace other metallic mains within 30 metres of property.

Separation of Transco's distribution price control into eight separate price controls is well advanced, and Ofgem is due to publish its  final proposals soon.  We are also in detailed  discussions  with  Ofgem  on the many regulatory issues associated  with the separation and potential sale of individual  networks.  We expect Ofgem to publish a consultation document on these issues within the next month.  However, the process of separation  and sale will require  extensive consultations across the gas  industry,  including detailed discussions with the HSE, which are likely to take many months to complete.  We are committed to retaining a  significant presence in the UK gas distribution business but will consider the sale of one or more individual networks if this were to maximise shareholder value.

UK ELECTRICITY AND GAS TRANSMISSION

The UK transmission business delivered a strong  performance, meeting  record  demands for both  electricity  and gas and achieving underlying  operating  profits of £846m, an increase of £65m over last  year.  The  electricity  Transmission  Owner (TO) business contributed £486m and the electricity System Operator (SO) £63m. The gas TO business contributed £228m and the gas SO £41m.  This operating performance was driven by further reductions in controllable costs, strong performance under the electricity SO incentive schemes and the recognition of some £20m of non-recurring income in the first half of the year.

We have reduced  electricity  transmission owner controllable costs by 22% in real terms since 1 April 2001, and therefore remain confident  that we will achieve the planned 30% real reduction in controllable costs by March 2006.  The cost reduction programmes underway in our gas operation are on track to exceed Ofgem's targets for its price control period to March 2007.

We performed well against this year's Balancing  Services Incentive Scheme, contributing £45m to electricity SO operating profit for the year. We also made a good start to the new gas SO incentive scheme,  earning £12m in this first year. As with the repex incentive, this will be recovered in future years.  Interconnector profits were £21m, up £1m on last year.

US ELECTRICITY AND GAS

National Grid USA delivered good results, with cost cutting and highly favourable weather conditions offsetting the impact of the sluggish  economy, a weakened US dollar, and increased pension costs. The US businesses contributed £699m to underlying operating profit, compared with £370m last year, primarily reflecting a full year contribution from our New York operations.

Underlying operating profit from our distribution businesses was £571m, compared with £283m last year. This includes £58m from the gas business and £146m from stranded cost recovery.  Exceptionally hot summer and cold winter weather resulted in an increase in delivery  volumes over last year in New England and New York of 4.5% and 2.5%, respectively.  However, underlying volume growth on a weather-corrected basis was 1.5% and flat in the respective regions.  Overall, the impact of the favourable weather contributed £34m to operating profit.

Underlying operating profit from US electricity transmission amounted to £128m, up from £87m last year, primarily as a result of the inclusion of a full year contribution from our New York business.

Savings from the integration of our New York and New England operations are being delivered ahead of schedule, with an annualised reduction in controllable costs of 6.5% in real terms toward our goal of reducing real controllable costs by 20% by March 2005. The nominal pre-tax return on investment was an annualised 9.2%.

The development of regional  electricity  markets and the associated  electric  transmission  restructuring in the US continues to make progress.  GridAmerica, an Independent Transmission Company, is expected, to begin operations in the autumn, following receipt of the remaining  regulatory  approvals.  It will manage the transmission  assets of three midwestern utilities, Ameren,  First Energy, and
Northern Indiana Public Service Company.  These assets span over 14,000 miles of transmission lines, serving an area larger than that we serve in the northeastern US.

OTHER ACTIVITIES

Underlying  operating profit from all other activities, including joint ventures and discontinued operations, was £86m compared to
£84m last year.

Competition in the gas metering services market continues to develop in the UK.  During the course of the year we won  contracts to provide competitive metering services to 4 of the British Gas Trading (Centrica) areas for a period of five years.

Gridcom, our mobile infrastructure services businesses, is well-established in the UK. During the year, we launched Gridcom US and will be utilising our existing assets in much the same way as in the UK.

In Argentina, the underlying performance of our electricity  transmission  operation is stable, but the depreciation of the peso has resulted in the deterioration of the underlying operating profit as reported in sterling.  During the year, we implemented hyper-inflationary accounting under UK GAAP, bringing our share of net assets back to zero.

Basslink, the project to build, own and operate an interconnector between the Australian mainland and Tasmania, received final government approval during the year. The £300m project is due to be completed in late 2005.

Withdrawal from our altnet investments is substantially complete.  During the year, we sold our stakes in Manquehue net and Silica
Networks, sold 186k's assets, and restructured our shareholding in Energis Polska.  We are providing no further funding to Intelig, and our exit will be completed within the provisions already made.  Accordingly, with effect from 1 October 2002, we ceased to equity account for that joint venture.

We have also made rapid progress rationalising our portfolio of other businesses, completing the sales of The Leasing Group and part of Energy Services.

OUTLOOK

Our Group wide cost reduction and synergy creation programmes are exceeding our targets.  We remain confident that 2003/04 will be another strong year for the Group.

CONTACT DETAILS

National Grid Transco:

Investors
Marcy Reed                                    +44 (0)20 7004 3170                        +44 (0)7768 490807(m)
Terry McCormick                               +44 (0)20 7004 3171                        +44 (0)7768 045139(m)
Louise Clamp                                  +44 (0)20 7004 3172                        +44 (0)7768 555641(m)
Bob Seega (US)                                +1 508 389 2598

Media
Gillian Home                                  +44 (0)20 7004 3150
Clive Hawkins                                 +44 (0)20 7004 3147
Pager                                         +44 (0)7659 117841 (out of hours)

Citigate Dewe Rogerson                        +44 (0)20 7638 9571
Anthony Carlisle                              +44 (0)7973 611888(m)

Analyst presentation

An analyst presentation will be held at JP Morgan, 10 Aldermanbury, London EC2V  at 9:00 am (UK time) today.

Live telephone coverage of analyst presentation - password National Grid Transco

Dial in number                                                     +44 (0) 20 7162 0187
US call in number                                                  + 1 334 420 4951

Telephone replay of the analyst presentation (available until 6 June 2003) - passcode 694302

UK dial in number                                                  + 44 (0) 20 8288 4459
Freephone number                                                   0500 637 880
US dial in number                                                  + 1 334 323 6222

Live webcast of presentation will also be available at www.ngtgroup.com

Photographs are available on www.newscast.co.uk

Cautionary Statement

This  announcement  contains certain  statements that are neither reported  financial results nor other historical  information.  These statements are  forward-looking  statements  within the meaning of Section 27A of the  Securities Act of 1933, as amended,  and Section
21E of the Securities  Exchange Act of 1934, as amended.  Because these  forward-looking  statements are subject to assumptions,  risks and  uncertainties,  actual future results may differ  materially from those expressed in or implied by such statements.  Many of these assumptions,  risks and  uncertainties  relate to factors  that are  beyond  National  Grid  Transco's  ability to control or  estimate precisely,  such  as  delays  in  obtaining  or  adverse  conditions  contained  in  regulatory  approvals,  competition  and  industry restructuring,  changes in economic  conditions,  currency  fluctuations,  changes in interest and tax rates,  changes in energy market prices, changes in historical weather patterns,  changes in laws,  regulations or regulatory policies,  developments in legal or public policy doctrines,  technological  developments,  the availability of new acquisition  opportunities or the timing and success of future acquisition  opportunities.  Other  factors  that  could  cause  actual  results to differ  materially  from  those  described  in this announcement  include the ability to integrate  Niagara Mohawk and Lattice Group plc  successfully  within  National Grid Transco or to realise synergies from such integration,  the failure to retain key management,  unseasonal weather impacting on demand for electricity and gas, the behaviour of UK electricity  market  participants on system  balancing,  the timing of amendments in prices to shippers in the UK gas market,  the performance of the Group's pension schemes and the regulatory  treatment of pension costs and the impact of any potential  separation  and  disposal by the Group of any UK gas  distribution  network(s).  For a more  detailed  description  of these assumptions,  risks and uncertainties,  together with any other risk factors please see National Grid Transco's filings with the United
States  Securities and Exchange  Commission (and in particular the "Risk Factors" and "Operating and Financial  Review" sections in its most recent  annual  report on 20F).  Readers are cautioned not to place undue  reliance on these forward-looking  statements,  which speak only as of the date of this  announcement.  National Grid Transco does not  undertake any obligation to publicly  release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement.

GROUP PROFIT AND LOSS ACCOUNT FOR THE YEARS ENDED 31 MARCH                                              2003             2002
                                                                                  Notes              £m          £m
                                                                                                ============     ============
Group turnover - continuing operations                                              2a                 9,363            7,471
Group turnover - discontinued operations                                            2a                    37               83
                                                                                          ----------------------------------------
Group turnover                                                                                         9,400            7,554

Operating costs                                                                                      (7,788)          (6,494)
                                                                                          ----------------------------------------
Operating profit of Group undertakings - continuing operations                      2c                 1,806            1,556
Operating loss of Group undertakings - discontinued operations                      2c                 (194)            (496)
                                                                                          ----------------------------------------
                                                                                                       1,612            1,060
                                                                                          ----------------------------------------
Share of joint ventures' operating profit/(loss) - continuing operations            2c                    15             (29)
Share of joint ventures' and associate's operating profit/(loss)  -
discontinued operations                                                             2c                   109            (672)
                                                                                          ----------------------------------------
                                                                                                         124            (701)

Operating profit
Before exceptional items and goodwill amortisation                                  2b                 2,185            1,783
- Exceptional items                                                                 3a                 (347)          (1,327)
- Goodwill amortisation                                                                                (102)             (97)
                                                                                          ----------------------------------------
Total operating profit                                                                                 1,736              359

Non-operating exceptional items                                                     3b                  (99)              156
Net interest
- Excluding exceptional items                                                       4                  (939)            (657)
- Exceptional items                                                                 4                   (31)            (142)
                                                                                          ----------------------------------------
                                                                                                       (970)            (799)
                                                                                          ----------------------------------------
Profit/(loss) on ordinary activities before taxation                                                     667            (284)
Taxation
- Excluding exceptional items                                                                          (373)            (251)
- Exceptional items                                                                                      128              166
                                                                                          ----------------------------------------
                                                                                                       (245)             (85)
                                                                                          ----------------------------------------
Profit/(loss) on ordinary activities after taxation                                                      422            (369)
Minority interests
- Excluding exceptional items                                                                            (3)              (2)
- Exceptional items                                                                 3d                  (28)               50
                                                                                          ----------------------------------------
                                                                                                        (31)               48
                                                                                          ----------------------------------------
Profit/(loss) for the year                                                                               391            (321)
Dividends                                                                           6                  (530)            (580)
                                                                                          ----------------------------------------
Loss transferred from profit and loss account reserve                                                  (139)            (901)
                                                                                                ============     ============
Earnings/(loss) per ordinary share
Basic (including exceptional items and goodwill amortisation)                       5b                 12.7p          (11.3)p
Adjusted basic (excluding exceptional items and goodwill amortisation)              5b                 28.3p            30.8p
                                                                                                ============     ============
Dividends per ordinary share                                                        6                 17.20p           16.04p
                                                                                                ============     ============

GROUP STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEARS ENDED 31 MARCH                                                                            2003             2002
                                                                                                     £m          £m
                                                                                                ============     ============
Profit/(loss) for the year                                                                               391            (321)
Exchange adjustments                                                                                   (322)             (58)
Tax on exchange adjustments                                                                               12               21
Reduction in revaluation reserve on reclassification of investment properties                              -             (50)
Unrealised gain on transfer of fixed assets to a joint venture (net of tax)                                6                7
                                                                                          ---------------------------------------
Total gains and losses recognised                                                                         87            (401)
                                                                                                ============     ============

GROUP BALANCE SHEET AT 31 MARCH                                                                         2003             2002
                                                                                                     £m          £m
                                                                                               =============     ============
Fixed assets
Intangible assets                                                                                      1,893            2,107
Tangible assets                                                                                       16,847           17,210
Investments in joint ventures (net of impairment)                                                         44               61
Other investments                                                                                        209              257
                                                                                          ----------------------------------------
                                                                                                      18,993           19,635
                                                                                          ----------------------------------------

Current assets
Stocks                                                                                                   126              125
Debtors (amounts falling due within one year)                                                          1,811            1,889
Debtors (amounts falling due after more than one year)                                                 3,395            4,058
Assets held for exchange                                                                                  17               17
Investment held for resale                                                                                 -               15
Cash and investments                                                                                     601              464
                                                                                          ----------------------------------------
                                                                                                       5,950            6,568
Creditors (amounts falling due within one year)                                                      (5,046)          (4,888)
                                                                                          ----------------------------------------
Net current assets                                                                                       904            1,680
                                                                                          ----------------------------------------
Total assets less current liabilities                                                                 19,897           21,315
Creditors (amounts falling due after more than one year)                                            (14,255)         (14,868)
Provisions for liabilities and charges                                                               (4,406)          (4,663)
                                                                                          ----------------------------------------
Net assets employed                                                                                    1,236            1,784
                                                                                               =============     ============

Capital and reserves
Called up share capital                                                                                  308              310
Share premium account                                                                                  1,247            1,243
Other reserves                                                                                       (5,131)          (5,139)
Profit and loss account                                                                                4,728            5,276
                                                                                          ----------------------------------------
Equity shareholders funds                                                                             1,152            1,690
Minority interests                                                                                        84               94
                                                                                          ----------------------------------------
Total shareholders funds                                                                              1,236            1,784
                                                                                               =============     ============

Net debt included above                                                                               13,878           14,299
                                                                                          ----------------------------------------

GROUP CASH FLOW STATEMENT FOR THE YEARS ENDED 31 MARCH                                                  2003             2002
                                                                                   Notes             £m          £m
                                                                                               =============    =============
Net cash inflow from operating activities before exceptional items                   7                 3,154            2,394
Expenditure relating to exceptional items                                                              (328)            (103)
                                                                                          ----------------------------------------
Net cash inflow from operating activities                                                              2,826            2,291

Dividends from joint ventures                                                                             11               13

Net cash outflow for returns on investments and servicing of finance                                   (912)            (705)

Taxation
Corporate tax paid                                                                                     (112)            (212)

Capital expenditure and financial investment
Net payments to acquire intangible and tangible fixed assets                                         (1,518)          (1,734)
Receipts from disposals of tangible fixed assets                                                         111              191
Receipts from disposals of shares by an employee share plan                                                -               50
Other                                                                                                      -               10
                                                                                          ----------------------------------------
Net cash outflow for capital expenditure and financial investment                                    (1,407)          (1,483)

Acquisitions and disposals
Payments to acquire investments                                                                        (165)             (56)
Receipts from disposals of investments                                                                   328               37
Acquisition of Group undertaking                                                                           -            (950)
                                                                                          ----------------------------------------
Net cash inflow/(outflow) for acquisitions and disposals                                                 163            (969)

Equity dividends paid                                                                                  (571)            (478)
                                                                                          ----------------------------------------
Net cash outflow before the management of
liquid resources and financing                                                                           (2)          (1,543)

Management of liquid resources
(Increase)/decrease in short-term deposits                                           8                 (138)              347
                                                                                          ----------------------------------------
Net cash (outflow)/inflow from the management of liquid resources                                      (138)              347

Financing
Issue of ordinary shares                                                                                   4               12
Payments to repurchase ordinary shares                                                                  (97)                -
Increase in borrowings                                                               8                   267            1,206
                                                                                          ----------------------------------------
Net cash inflow from financing                                                                           174            1,218
                                                                                          ----------------------------------------
Movement in cash and overdrafts                                                      8                    34               22
                                                                                               =============    =============

NOTES TO THE ACCOUNTS

1. Basis of Preparation

The financial information contained in this announcement, which does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985, has been derived from the statutory accounts for the year ended 31 March 2003, which will be filed with the
Registrar of Companies in due course. The auditors; report on these accounts is unqualified and did not contain a statement under
Section 237(2) or (3) of the Companies Act 1985.

This preliminary results announcement was approved by the Board of Directors on 20 May 2003.

The business combination of National Grid and Lattice meets the merger accounting criteria under UK GAAP and therefore the transaction has been accounted for as a merger. The accounts have been presented as if Lattice and National Grid had always comprised the Group. The combined statements have been adjusted for the issue on merger of 1,323m shares with a nominal value of £132m and for the elimination of balances between the former groups.

An adjustment of £221m has been made to other reserves, representing the difference between the nominal value of shares issued of
£132m and the called up share capital of Lattice Group plc at the date of the Merger.

FRS 17 'Retirement benefits' has not been adopted.  Implementation is required by the year ended 31 March 2006.

Changes in accounting policies prior to merger

Lattice implemented Financial Reporting Standard (FRS) 19 'Deferred Tax' on the basis of discounting deferred tax balances during the period ended 31 March 2002.  As reported in November, Lattice aligned its accounting policies with those of National Grid with effect from 1 April. The primary changes included accounting for deferred tax on an undiscounted basis and reporting the interest credit on pensions within the net interest charge. Previously, the pensions interest credit was reported by Lattice in operating costs.

The impact of these changes in accounting policies on the previously reported results of Lattice for the twelve months ended 31 March
2002 is shown below.  The impact of these accounting changes has also been reflected in the comparative financial information of
National Grid Transco, as if these accounting policies had always been applied.

Year ended 31 March                                                                                                      2002
                                                                                                                      £m
                                                                                                                =============
Profit and loss account
Total operating profit:
Reclassification of pensions interest                                                                                    (22)
Net interest:
Reclassification of pensions interest                                                                                      22
Taxation:
Accounting for deferred tax on an undiscounted basis                                                                      (4)
                                                                                                            ----------------------
Decrease in profit for the 12 month period ended 31 March 2002                                                            (4)
                                                                                                                =============
Balance sheet
Provisions for liabilities and charges:
Accounting for deferred tax on an undiscounted basis                                                                    (605)
                                                                                                                =============

In addition to the above changes, National Grid changed its policy in respect of the capitalisation of capital contributions. An adjustment has been made to the 31 March 2002 balances to reclassify £90m of capital contributions from tangible fixed assets to creditors.

2.  Segmental analysis

a)       Group turnover

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Continuing operations
UK gas distribution                                                                                    2,089            2,013
UK electricity and gas transmission                                                                    1,948            1,850
US electricity transmission                                                                              407              278
US electricity distribution                                                                            3,446            2,282
US gas                                                                                                   446              104
Other activities                                                                                       1,358            1,189
Sales between businesses                                                                               (331)            (245)
                                                                                          ----------------------------------------

Discontinued operations
Other activities                                                                                          56              120
Sales between businesses                                                                                (19)             (37)
                                                                                          ----------------------------------------
                                                                                                          37               83
                                                                                          ----------------------------------------
                                                                                                       9,400            7,554
                                                                                               =============    =============

Europe                                                                                                 5,096            4,865
North America                                                                                          4,304            2,689
                                                                                          ----------------------------------------
                                                                                                       9,400            7,554
                                                                                               =============    =============

b)       Operating profit - before exceptional items and goodwill amortisation

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Group undertakings - continuing operations
UK gas distribution                                                                                      554              548
UK electricity and gas transmission                                                                      846              781
US electricity transmission                                                                              128               87
US electricity distribution                                                                              513              266
US gas                                                                                                    58               17
Other activities                                                                                         117              179
                                                                                          ----------------------------------------
                                                                                                       2,216
Discontinued operations                                                                                 (26)             (60)
                                                                                          ----------------------------------------
Operating profit of Group undertakings                                                                 2,190            1,818
                                                                                          ----------------------------------------

Joint ventures and associate - continuing operations
Electricity activities                                                                                    15               36
Other activities                                                                                           -             (17)
                                                                                          ----------------------------------------
                                                                                                          15               19
Discontinued operations                                                                                 (20)             (54)
                                                                                          ----------------------------------------
Operating loss of joint ventures and associate                                                           (5)             (35)
                                                                                          ----------------------------------------
                                                                                                       2,185            1,783
                                                                                               =============    =============

Europe                                                                                                 1,481            1,420
North America                                                                                            704              377
Latin America                                                                                            (7)             (19)
Rest of the World                                                                                          7                5
                                                                                          ----------------------------------------
                                                                                                       2,185            1,783
                                                                                               =============    =============

c)  Operating profit - after exceptional items and goodwill amortisation

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Group undertakings - continuing operations
UK gas distribution                                                                                      443              504
UK electricity and gas transmission                                                                      800              688
US electricity transmission                                                                              103               64
US electricity distribution                                                                              413              149
US gas                                                                                                    49                8
Other activities                                                                                         (2)              143
                                                                                          ----------------------------------------

Discontinued operations                                                                                (194)            (496)
                                                                                          ----------------------------------------
Operating profit of Group undertakings                                                                 1,612            1,060
                                                                                          ----------------------------------------

Joint ventures and associate - continuing operations
Electricity activities                                                                                    15               36
Other activities                                                                                           -             (65)
                                                                                          ----------------------------------------
                                                                                                          15             (29)
Discontinued operations                                                                                  109            (672)
                                                                                          ----------------------------------------
Operating profit/(loss) of joint ventures and associate                                                  124            (701)
                                                                                          ----------------------------------------
                                                                                                       1,736              359
                                                                                               =============    =============

Europe                                                                                                 1,051              440
North America                                                                                            549              224
Latin America                                                                                            128            (310)
Rest of the World                                                                                          8                5
                                                                                          ----------------------------------------
                                                                                                       1,736              359
                                                                                               =============    =============

3. Exceptional items

a)  Operating

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Continuing operations
Restructuring costs (i)                                                                                  203              187
Merger costs (ii)                                                                                        105                -
Impairment of assets (iii)                                                                                 -               50
Share of exceptional operating items of joint venture (iv)                                                 -               48
                                                                                          ----------------------------------------
                                                                                                         308              285
                                                                                          ----------------------------------------
Discontinued operations
Restructuring costs (i)                                                                                    6                -
Impairment of business (v)                                                                               168              250
Impairment of investments in joint ventures and associate (vi)                                         (135)              792
                                                                                          ----------------------------------------
                                                                                                          39            1,042
                                                                                          ----------------------------------------
Total operating exceptional items                                                                        347            1,327
                                                                                               =============    =============

i)       Relates to costs incurred in business reorganisations in the UK and US businesses (2003: £165m after tax; 2002: £130m after tax).
ii)      Represents employee and property costs associated with the Merger of National Grid and Lattice (£76m after tax).
iii)     The impairment charge for 2002 relates to a review of the carrying value of LNG storage assets, which resulted in a charge to operating profit amounting to £50m (£35m after tax). In the LNG review, future cash flows were determined based on a five-year business plan projected out to 20 years and discounted at a pre-tax rate of 6.25%.
iv)      Share of exceptional operating items of a joint venture in 2002 represents the Group's share of the write-off of an investment and the write-down of goodwill in a joint venture prior to it becoming a wholly owned subsidiary of the Group (£48m after tax). The write-down of goodwill followed an impairment review which applied a discount rate of 15%. The review used growth rates over a plan period covering nine years. The assumptions of the plan were consistent with management views of the market and the joint venture's performance therein.
v)       Following a review of the carrying value of certain of the Group's telecom assets, the Group has incurred impairment charges resulting in the write-down of those assets to their estimated recoverable amounts and the recognition of other related costs
         (2003: £143m after tax; 2002: £175m after tax).
vi)      The 2003 credits relate to Intelig and other telecom joint ventures (£155m after tax). The exceptional credits arising in
         2003 substantially represent the reversal of the Group's share of retained losses incurred by these joint ventures during the period from 1 April 2002 to the date of disposal or the date that equity accounting ceased. £129m of the pre-tax exceptional credits have been reflected in "Share of joint ventures' and associate's operating profit/(loss) - discontinued operations". The
         2002 exceptional charge of £792m (£775m after tax) relates to the write-down of the Group's investment in its joint ventures and associate.  This charge comprised a write-down of the carrying value of the investments of £606m (£589m after tax) to their estimated recoverable amounts, and the recognition of related liabilities of £186m (£186m after tax).

b)  Non-operating

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Continuing operations
Merger costs (vii)                                                                                        79                -
Profit on disposal of tangible fixed assets (viii)                                                      (48)             (94)
Gain on sale of shares by an employee share plan (ix)                                                      -             (31)
                                                                                          ----------------------------------------
                                                                                                          31            (125)
                                                                                          ----------------------------------------
Discontinued operations
Loss on sale or termination of operations (x)                                                             68                -
Profit on disposal of investments (xi)                                                                     -             (31)
                                                                                          ----------------------------------------
                                                                                                          68             (31)
                                                                                          ----------------------------------------
Total non-operating exceptional items                                                                     99            (156)
                                                                                               =============    =============

vii)     The after tax transaction cost of the Merger between National Grid and Lattice was £71m.
viii)    The after tax profit on disposal of tangible fixed assets was £50m (2002: £96m).
ix)      The after tax gain on sale of shares by an employee share plan was £nil (2002: £31m).
x)       Relates to the loss on sale of The Leasing Group of £45m and loss on closure of 186k of £23m. The after tax loss relating to the sale and closure amounted to £68m.
xi)      The after tax profit on disposal of investments was £nil (2002: £31m).

c)  Financing costs

The exceptional net interest cost of £31m (2002: £142m) before and after tax relates to the Group's share of foreign exchange losses incurred on foreign currency borrowings by joint ventures amounting to £98m (2002: £142m), partially offset by the Group's share of a gain on net monetary liabilities of £67m (2002: £nil).  The gain on the net monetary liabilities relates to Citelec, a joint venture operating in Argentina, and reflects the net gain arising on net monetary liabilities that are financing the operation in a hyper-inflationary economy.

d)  Minority interests

The 2003 exceptional minority interest charge of £28m relates to the Group's share of the minority interest in the after taxation exceptional items of Citelec, a joint venture, and primarily reflects the minority interest's share of the gain on net monetary liabilities referred to above (note 3c).

The 2002 exceptional minority interest credit of £50m relates to the Group's share of the minority interest in the after taxation exceptional items of Citelec, a joint venture, and primarily relates to foreign exchange losses incurred on foreign currency borrowings.

4. Net interest

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Interest payable and similar charges                                                                     981              755
Unwinding of discount on provisions                                                                       13               17
Interest capitalised                                                                                    (28)             (38)
                                                                                          ----------------------------------------
Interest payable and similar charges net of interest capitalised                                         966              734
Interest receivable and similar income                                                                  (55)            (123)
                                                                                          ----------------------------------------
                                                                                                         911              611
Joint ventures (including exceptional net interest of £31m (2002: £142m) net of interest
capitalised £1m (2002: £10m))                                                                   59              172
Associate                                                                                                  -               16
                                                                                          ----------------------------------------
                                                                                                         970              799
                                                                                               =============    =============

Comprising:
Net interest, excluding exceptional net interest                                                         939              657
Exceptional net interest (note 3(c))                                                                      31              142
                                                                                          ----------------------------------------
Net interest, including exceptional net interest                                                         970              799
                                                                                               =============    =============

5. Adjusted profit on ordinary activities before taxation and earnings per ordinary share

a) Reconciliation of adjusted profit on ordinary activities before taxation to basic profit on ordinary activities before taxation

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Profit/(loss) on ordinary activities before taxation                                                     667            (284)
Exceptional operating items (note 3(a))                                                                  347            1,327
Exceptional non-operating items (note 3(b))                                                               99            (156)
Exceptional financing charge (note 3(c))                                                                  31              142
Goodwill amortisation                                                                                    102               97
                                                                                          ----------------------------------------
Adjusted profit on ordinary activities before taxation                                                 1,246            1,126
                                                                                               =============    =============

b) Earnings per share

                                                                                          Year ended 31 March 2003
                                                                                                                     Weighted
                                                                                       Earnings         Profit        average
                                                                                            per        for the         number
                                                                                          share           year      of shares
                                                                                          pence        £m        million
                                                                                    ===========    ===========    ===========
Basic, including exceptional items and goodwill amortisation                               12.7            391          3,078
Exceptional operating items (note 3(a))                                                    11.3            347              -
Exceptional non-operating items (note 3(b))                                                 3.2             99              -
Exceptional financing charge (note 3(c))                                                    1.0             31              -
Exceptional tax credit                                                                    (4.1)          (128)              -
Exceptional minority interest (note 3(d))                                                   0.9             28              -
Goodwill amortisation                                                                       3.3            102              -
                                                                                --------------------------------------------------
Adjusted basic, excluding exceptional items and goodwill amortisation                      28.3            870          3,078
Dilutive impact of employee share options                                                 (0.1)              -             10
Dilutive impact of 4.25% exchangeable bonds                                               (0.3)             22            110
                                                                                --------------------------------------------------
Adjusted diluted, excluding exceptional items and goodwill amortisation                    27.9            892          3,198
Exceptional operating items (note 3(a))                                                  (10.9)          (347)              -
Exceptional non-operating items (note 3(b))                                               (3.1)           (99)              -
Exceptional financing charge (note 3(c))                                                  (1.0)           (31)              -
Exceptional tax credit                                                                      4.0            128              -
Exceptional minority interest (note 3(d))                                                 (0.9)           (28)              -
Goodwill amortisation                                                                     (3.2)          (102)              -
                                                                                --------------------------------------------------
Diluted, including exceptional items and goodwill amortisation                             12.8            413          3,198
                                                                                    ===========    ===========    ===========

                                                                                          Year ended 31 March 2002
                                                                                                                     Weighted
                                                                                        (Loss)/        (Loss)/        average
                                                                                   earnings per     profit for         number
                                                                                          share       the year      of shares
                                                                                          pence        £m        million
                                                                                    ===========    ===========    ===========
Basic, including exceptional items and goodwill amortisation                             (11.3)          (321)          2,832
Exceptional operating items (note 3(a))                                                    46.9          1,327              -
Exceptional non-operating items (note 3(b))                                               (5.5)          (156)              -
Exceptional financing charge (note 3(c))                                                    5.0            142              -
Exceptional tax credit                                                                    (5.9)          (166)              -
Exceptional minority interest (note 3(d))                                                 (1.8)           (50)              -
Goodwill amortisation                                                                       3.4             97              -
                                                                                --------------------------------------------------
Adjusted basic, excluding exceptional items and goodwill amortisation                      30.8            873          2,832
Dilutive impact of employee share options                                                 (0.2)              -             21
Dilutive impact of 4.25% exchangeable bonds                                               (0.4)             22            110
                                                                                --------------------------------------------------
Adjusted diluted, excluding exceptional items and goodwill amortisation                    30.2            895          2,963
Exceptional operating items (note 3(a))                                                  (44.8)        (1,327)              -
Exceptional non-operating items (note 3(b))                                                 5.3            156              -
Exceptional financing charge (note 3(c))                                                  (4.8)          (142)              -
Exceptional tax credit                                                                      5.6            166              -
Exceptional minority interest (note 3(d))                                                   1.7             50              -
Goodwill amortisation                                                                     (3.3)           (97)              -
                                                                                --------------------------------------------------
Diluted, including exceptional items and goodwill amortisation                           (10.1)          (299)          2,963
                                                                                    ===========    ===========    ===========

In respect of the years ended 31 March 2003 and 31 March 2002, the potential ordinary shares related to the 4.25% exchangeable bonds are dilutive, as they would decrease earnings from continuing operations. Consequently, the diluted earnings per share are higher than basic earnings per share because of the effect of losses arising from discontinued operations.

6. Dividends

The National Grid Transco plc dividends for the year ended 31 March 2003 of £530m have been calculated on the basis of the number of
National Grid Transco plc ordinary shares in issue and eligible for dividend, based on an ordinary interim dividend per share of
6.86p and the proposed final 2003 dividend per share of 10.34p. Total dividend per share for the year ended 31 March 2003 was 17.20p.

The total of pre-Merger dividends for National Grid and Lattice for the year ended 31 March 2002 was £580m. The National Grid dividend per share for the year ended 31 March 2002 was 16.04p.

7. Reconciliation of operating profit to net cash inflow from operating activities before exceptional items

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Operating profit of Group undertakings                                                                 1,612            1,060
Group exceptional operating items                                                                        476              673
Depreciation and amortisation                                                                          1,088              876
(Increase)/decrease in working capital                                                                   (6)               45
Decrease in provisions                                                                                  (16)            (260)
                                                                                          -----------------------------------------
Net cash inflow from operating activities before exceptional items                                     3,154            2,394
                                                                                               =============    =============

8. Reconciliation of net cash flow to movement in net debt

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Movement in cash and overdrafts                                                                           34               22
Net cash outflow/(inflow) from the management of liquid resources                                        138            (347)
Increase in borrowings                                                                                 (267)          (1,206)
                                                                                          -----------------------------------------
Change in net debt resulting from cash flows                                                            (95)          (1,531)
Acquisition of Group undertaking                                                                           -          (3,678)
Disposal of Group undertaking                                                                           (62)                -
Exchange adjustments                                                                                     593               20
Other non-cash movements                                                                                (15)              (5)
                                                                                          -----------------------------------------
Movement in net debt in the year                                                                         421          (5,194)
Net debt at start of year                                                                           (14,299)          (9,105)
                                                                                          -----------------------------------------
Net debt at end of year                                                                             (13,878)         (14,299)
                                                                                               =============    =============

9. Cash flows from discontinued operations

Included in the Cash Flow Statement are cash flows from discontinued operations as set
out below:                                                                                              2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Net cash (outflow)/inflow from operating activities                                                     (71)               52
Net cash outflow for returns on investments and servicing of finance                                    (14)              (3)
Net cash (outflow)/inflow from taxation                                                                  (1)               13
Net cash outflow for capital expenditure and financial investment                                      (123)            (342)
Net cash outflow for acquisitions and disposals                                                          (3)             (12)
                                                                                          -----------------------------------------
Net cash outflow before the management of liquid resources and financing                               (212)            (292)
                                                                                               =============    =============

10. Net debt comprises

At 31 March                                                                                             2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Cash and investments                                                                                     601              464
Short-term debt including bank overdrafts                                                            (2,246)          (2,050)
Long-term debt                                                                                      (12,233)         (12,713)
                                                                                          -----------------------------------------
                                                                                                    (13,878)         (14,299)
                                                                                               =============    =============

11. Exchange rates

The Group's results are affected by the exchange rates used to translate the results of its US operations.  The US dollar to sterling exchange rates used were:
                                                                                                        2003             2002
                                                                                               =============    =============
Closing rate applied at year end                                                                        1.58             1.42
Average rate applied for the year                                                                       1.59             1.44
                                                                                               =============    =============

12. Differences between UK and US Generally Accepted Accounting Principles ("GAAP")

Under US GAAP, the business combination of National Grid and Lattice must be accounted for as an acquisition in accordance with acquisition accounting principles.  As a result, the separately identifiable net assets attributable to Lattice have been fair valued at the date of acquisition on 21 October 2002, and goodwill has been recognised.  A further consequence of acquisition accounting is that the results of the Group under US GAAP only include the results of Lattice with effect from the date of acquisition.  Summarised financial statements on a US GAAP basis will be set out in the Annual Report and Accounts, and details of the principal differences between UK and US GAAP are shown below.

a)       Reconciliation of net income to US GAAP

The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of UK GAAP.

Years ended 31 March                                                                                    2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Net income/(loss) under UK GAAP                                                                          391            (321)

Adjustments to conform with US GAAP
Elimination of Lattice pre-acquisition results, measured under UK GAAP                                   293            (172)
Merger costs                                                                                              32                -
Deferred taxation                                                                                          7                7
Pensions                                                                                                  35               29
Share option schemes                                                                                    (29)              (5)
Fixed assets - purchase of Lattice                                                                     (169)                -
Replacement expenditure                                                                                  166                -
Financial instruments                                                                                     40             (83)
Carrying value of Equity Plus Income Convertible Securities (EPICS) liability                              2              203
Severance and integration costs                                                                        (110)               67
Recognition of income                                                                                      2              (4)
Goodwill                                                                                                  70               78
Restructuring - purchase of Lattice                                                                       46                -
Share of joint ventures' and associate's adjustments                                                    (27)               37
Other                                                                                                      2              (3)
                                                                                          ----------------------------------------
Total US GAAP adjustments                                                                                360              154
                                                                                          ----------------------------------------
Net income/(loss) under US GAAP                                                                          751            (167)
                                                                                               =============    =============
Basic earnings/(loss) per share - US GAAP                                                              31.9p          (10.9)p
Diluted earnings/(loss) per share - US GAAP                                                            31.3p           (8.8)p
                                                                                               =============    =============

b) Reconciliation of equity shareholders' funds to US GAAP

The following is a summary of the material adjustments to equity shareholders' funds that would have been required if US GAAP had been applied instead of UK GAAP.

At 31 March                                                                                             2003             2002
                                                                                                     £m          £m
                                                                                               =============    =============
Equity shareholders' funds under UK GAAP                                                               1,152            1,690

Adjustments to conform with US GAAP
Elimination of Lattice shareholders' funds                                                                 -            1,506
Deferred taxation                                                                                    (1,593)             (52)
Pensions                                                                                             (1,800)              217
Shares held by employee share trusts                                                                    (39)             (46)
Ordinary dividends                                                                                       317              169
Tangible fixed assets - reversal of partial release of impairment provision                             (35)             (38)
Fixed assets - impact of Lattice purchase accounting and replacement expenditure                       7,243                -
Financial instruments                                                                                  (253)             (81)
Issue costs associated with EPICS                                                                          -                2
Carrying value of EPICS liability                                                                        243              241
Severance liabilities                                                                                      3               15
Recognition of income                                                                                   (27)             (22)
Regulatory assets                                                                                        241               34
Goodwill - purchase of Lattice                                                                         3,829                -
Goodwill - other acquisitions                                                                            179              105
Restructuring - purchase of Lattice                                                                      (6)                -
Share of joint ventures' and associate's adjustments                                                    (17)               21
Other                                                                                                   (11)              (2)
                                                                                          ----------------------------------------
Total US GAAP adjustments                                                                              8,274            2,069
                                                                                          ----------------------------------------
Equity shareholders' funds under US GAAP                                                               9,426            3,759
                                                                                               =============    =============